

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Evarians, Inc

1045 Mission St., #211
San Francisco, CA 94103

http://evarians.com

10000 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 1,070,000 shares* of Class B Non-Voting Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Class B Non-Voting Common Stock ($10,000)

Company	Evarians, Inc.
Corporate Address	1045 Mission St., #211 San Francisco, CA 94103
Description of Business	Artificially Intelligent Travel Management Experience on the Blockchain
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Evarians will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Evarians Inc. is a travel booking and management system which will use blockchain and other technologies (specifically A.I. integration and flowchart which we expect to have developed by 2020) to make travel simple. Our app is entirely functional, however, is still in the development stage.   We plan to connect as many of the intermediaries currently bogging down the enjoyment of travel for users, the related payment systems, the secure sharing and storing of private information as well as the many other logistical aspects that go into having a safe trip where in you are guaranteed to not be overpaying and ultimately enjoy your trip. Along with cutting out the middle men in travel for the traveler we also plan to eliminate the middle men for service providers.

Sales, Supply Chain, & Customer Base

We will use traditional sales platforms like internet marketing, social media marketing, working with professional associations, exhibitions, bounty programs, referral programs, etc. We plan to develop partnerships with all chains of hospitality and service industries (ie restaurants, hotels, airlines, car rentals, events, all hospitality chains) and our customer base will be anyone and everyone who travels -- we are not providing a niche service.

Competition

Some of our current competitor include online travel platforms such as Expedia, Priceline and Cheaptickets, ride-sharing platforms such as Uber and Lyft, and taxi and limosine companies. We are different from these companies because (1) we will use a decentralized platform which offers better potential for security and savings, (2) we are planning on including a ride-sharing platform and an event booking platform in our system, and (3) we plan to use Blockchain and smartcontracts to create better communication between all components of travel, which provide consumers more freedom to just sit back and enjoy their trip while our AI does the rest.

Our competitors also include new blockchain-based ride-sharing platforms entering the market such as A2Btaxi, Abeeride or Cartaxi, however, to our knowledge, none of these companies are offering travel services within a travel ecosystem. We are also aware of some blockchain-based platforms planning to create similar ecosystems to ours, such as TripBit and Tripago, however, we believe that these companies differ from us on several key points, including, none of them (including the ride-hail only services) are suggesting the offering of revenue with their service provider, which we believe will create loyalty from services providers for our platform. To our knowledge, our competitors all have different aspects of our contemplated ecosystem, however, none combine them all into one platform.

Liabilities and Litigation

We will follow international and domestic rules and international and domestic standard business codes for our industry. The company has no liability or litigation.

The team

Officers and directors

Billy Alabsi	CEO, Founder, Director

Billy Alabsi
Billy boasts 21+ years in the transportation and hospitality industries in management and business ops. Billy's also run several successful businesses and made his first fortune in Real Estate Investment. He is a driven entrepreneur who knows how to build strong teams and strong products. He sees business as his platform for building a better community and a sharing economy for the other 99%. Billy has been the owner of Translinks, a car service company where he has been working, and continues to work as his primary job since 2013. He spends 20 hours a week serving as CEO of Evarians since its incorporation in April 2018.

Number of Employees: 12

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that relate to the company and its business:

- **Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.** To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the development and launch of our application, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2018, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **Lack of Operating History and Risks of Startups/Early-Stage Companies** Investments in startups, including us, involve a high degree of risk. Investments in our securities, including our Class B Non-Voting Common Stock, may involve an even higher degree of risk. Financial and operating risks confronting startups are significant and we are not immune to these. The startup market in which we compete is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

- **We May Not Be Able to Obtain Adequate Financing To Grow Our Operations.** Even if we successfully raise $1,070,000 from this offering, we may need additional funds to grow our operation. If required, we will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.

- **Terms Of Subsequent Financings May Adversely Impact Your Investment.** We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

- **Limited Transferability And Liquidity.** Each Investor agrees that it will acquire our Class B Non-Voting Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

- **Our intellectual property could be unenforceable or ineffective.** One of our most valuable assets is our intellectual property. We plan to explore opportunities to patent parts of our core technology, but have no patents or applications currently pending or anticipated at this time. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our travel management platform (the "Evarians Platform"), which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating the Evarians Platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for the Evarians Platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

- **No management Rights in us.** Subject to applicable law, Class B Non-Voting Common Stock holders have no voting rights or other management or control rights in us, and, consequently, the investment in Class B Non-Voting Common Stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Class B Non-Voting Common Stock holders will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of Class B Non-Voting Common Stock holders disapprove. In assessing the risks and rewards of an investment in Class B Non-Voting Common Stock, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and Class B Non-Voting Common Stock holders will be subject to the decisions of our directors, officers, and employees.

- **We have minimal operating capital, no significant assets and no revenue from operations.** We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of

Class B Non-Voting Common Stock or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

- **The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.** We face competition from various entities in the travel industry. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them. We believe that our ability to compete effectively depends upon our ability to build our reputation and our flexibility in responding to market demand.

- **Failure to Maintain a Positive Reputation.** A positive reputation with consumers concerning our travel management platform is important in attracting and retaining customers who have a number of choices from which to engage in travel transactions. To the extent the Evarians Platform becomes perceived as not compelling to customers, our ability to maintain a positive reputation may be adversely impacted.

- **We depend on technology and advanced information systems, which may fail or be subject to disruption.** The Evarians Platform, our software applications, and other interfaces or applications built upon the Evarians Platform are still in an early development stage and are unproven, and there are no assurances that the Evarians Platform will be uninterrupted or fully secure, or that there will be a willingness of users to access, adopt, and utilize the Evarians Platform. Further, the Evarians Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Evarians Platform. Cyber-attacks may target Investors, customers, suppliers, banks, credit card processors, delivery services, e-commerce in general, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store Investors' and customers' personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our Investors or customers data, our relationships with our investors and/or customers will be severely damaged, and we could incur significant liability from customers, investors, and third parties. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

- **To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.** Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of the Evarians Platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

- **Risks Related to Future Tokens.** Any future tokens we may issue, will be distributed to purchasers thereof pursuant to a future distribution contract. We make no representations or warranties, express or implied, including, without limitation, any warranties of title or implied warranties of merchantability or fitness for a particular purpose with respect to the distribution contract or the future utility tokens or their utility, or the ability of anyone to purchase or use the tokens for any purpose. We do not make any representation or warranty that the process of receiving the future utility tokens will be reliable and error-free. We may never develop a distributed ledger business model, may never develop any utility tokens or may never receive tokens.

- **Management Discretion As To Use Of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **The further development and acceptance of blockchain networks, including the Evarians Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful development and adoption of the Evarians Platform and the development of a digital assets.** Our current business plan contemplates that the Evarians Platform will be blockchain based. The growth of the blockchain industry, in general, as well as the blockchain networks on which we will rely, is subject to a high degree of uncertainty. A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect our results of operations. Factors that affect the development of the cryptocurrency industry and blockchain networks, include, but are not limited to: • Worldwide growth in the adoption and use of Bitcoin, Ether, and other blockchain technologies; • Government and quasi-government regulation of Bitcoin, Ether, and other blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or similar systems; • The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks; • Changes in consumer demographics and public tastes and preferences; • The availability and popularity of other forms or methods of buying and selling goods and services; and • General economic conditions and the regulatory environment relating to cryptocurrencies. Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business.

- **The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings is uncertain. Developments in regulations in the United States or in other jurisdictions may alter the nature of our business, or restrict the use of blockchain assets or the operation of a blockchain network upon which we rely, in a manner that adversely affects our business.** Regulation of crypto assets in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes which may have an adverse impact on us. The regulatory status of crypto assets remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level may adversely affect the use, transfer, exchange, and value of crypto assets. These legislative and regulatory changes or actions are difficult to predict and may adversely impact the blockchain technology underlying the Evarians Platform and any cryptocurrencies we may issue in the future. As crypto assets have grown in popularity and market size, U.S. legislators and regulators have begun to develop laws and regulations and have, at times, released interpretive guidance governing the crypto asset industry. Both legislators and regulators have expressed concerns that crypto assets can be used by criminals to evade taxes and launder money. To the extent that future actions by legislators and/or regulators impose restrictions or limitations on the asset market, the demand, if any, for any future tokens we may issue may be reduced. Additional or changing regulations could also limit the use of crypto assets on various crypto asset platforms. Such reductions in use could decrease or remove the value of the functionality achieved on those platforms and cause a substantial decrease the value of those crypto assets and demand for our contemplated blockchain-based platform. Various foreign jurisdictions may adopt laws, regulations, or directives that address the crypto asset market and participants in such market. Any such laws, regulations, or directives may (i) conflict with those of the United States, (ii) negatively impact the acceptance of crypto assets inside and outside the United States, (iii) impede the growth or sustainability of the crypto asset market in foreign jurisdictions, and/or (iv) otherwise negatively affect the value of crypto assets. These changes or new laws, regulations or directives, if any, are impossible to predict, but any such change could be substantial and adverse to the value of an Investor's investment.

- **Lack of Use or Interest of Future Token Ecosystem** There is no assurance that we will develop a blockchain or distributed ledger technology or business model. If we do develop a blockchain or distributed ledger business solution or network, it is possible that the ecosystem and network will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems more generally or distributed applications to be used on the ecosystem. Such a lack of use or interest could negatively impact the development of any future utility token ecosystem and therefore the potential utility of tokens.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Billy Alabsi, 75.36% ownership, Class A Voting Common Stock

Classes of securities

- Class A Voting Common Stock: 4,000,000

The Company's Certificate of Incorporation authorize the issuance of up to 6,000,000 shares of Class A Voting Common Stock (the "**Class A Common Stock**"), and up to 4,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**"). As of immediately prior to the commencement of this Offering there were 4,000,000 shares of Class A Common Stock outstanding and no shares off Class B Common Stock outstanding.

Voting Rights

The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

 The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future

- Class B Non-Voting Common Stock: 0

The Company's Certificate of Incorporation authorize the issuance of up to 6,000,000 shares of Class A Voting Common Stock (the "**Class A Common Stock**"), and up to 4,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**"). As of immediately prior to the commenc uch dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the

Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future

What it means to be a Minority Holder

As a minority holder of Class B Non-Voting Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, SAFEs, preferred shares or warrants, into stock.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-25.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the developmen and launch of our platform , which we do not anticipate occurring until 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The Company is investing in product development and user growth that will result in modest losses yet sizeable and rapid growth, due to the scalability of the product and business model innovation.

We intend to engage in future financing efforts through the sale of shares or tokens in which we will seek to raise at least $15 million. Our revenue projections are driven by our revenue sharing program, initially, and then primarily by our peer-to-peer influencer exchange. Our revenue projections are modest and assume our monthly active user base growing to 250,000 users by 2019 year end, and then tripling year over year.

Liquidity and Capital Resources

The Company will generate operating losses for the first year and requires the continued infusion of new capital, including capital raised in this campaign, to continue business operations. At our current modest burn rate, a raise of $1.07MM would last us approximately 12 months, however, if the Company is successful in this offering, we expect a portion of the proceeds to be used to launch an initial coin offering and expanding our development team. Within 1-2 months after the successful completion of this crowdfunding campaign, the Company expects to conduct a private Eva coins pre-sale for accredited investors.

The ICO, or Token Generation Event, is planned for the early 2019 with the goal of raising at least $15,000,000 ($15 Million) which will enable the Company to expand the team and grow the business at an accelerated pace for a minimum of 18 months extra from that point.

Indebtedness

We have three outstanding promissory notes to three individuals who have loaned us funds, in the aggregate principal amount of $20,700, which are interest free and are due and payable upon demand anytime after June 28 2020.

Recent offerings of securities

- 2018-05-13, Rule 701, 4000000 Class A Voting Common Stock. Use of proceeds: Working capital, product development

Valuation $4,000,000.00

We will solve many problems in transportation and hospitality industry , the main one to kill middle man. Our concept is the concept of Post Uber style economy on the blockchain decision. Our solution is a unique decentralized solution. We have invested in product development and research about $100,000 till now. The potential market is huge about 7.9 trillion US dollars (Reference - https://www.statista.com/topics/962/global-tourism/). We don't have real competitors at the moment. There are centralized competitors on the market (Uber, Lyft, Booking.com, Kayak etc). Their expenses are much high than in our business model. Our team has unprecedented experience in business, finance, marketing and other business solutions and ideas. Thats why we think that

Evarians Valuation is $4ML at the moment.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9400	$1,005,800
Use of Net Proceeds:		
Development	$4000	$505,800
Marketing	$5000	$330,000
Adimistative Expenses	$400	$50,000
ICO Related Service	$0	$120,000

Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 and up to $1,070,000 in this offering through Regulation Crowdfunding, primarily to provide enough capital to begin hiring professional legal, marketing, accounting and other services directly related to our planned token generation event (ICO), hire contract software engineers, pay for additional attorney fees, and provide some working capital.

Our marketing will consist of planning events, social media, and spreading the initial word of the app to potential users. We also intend to use the funds allocated for ICO related services to hire a team to develop the future utility token and create our whitepaper. Administrative expenses include office upkeep, fees for book-keeping, and attorney fees.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

We will make annual reports available at its website www.evarians.com in the section labeled annual reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Evarians, Inc

[See attached]

EVARIANS, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

August 3, 2018

Together with
Independent Accountants' Review Report

EVARIANS, INC

Index to Financial Statements

(UNAUDITED)



MICHAEL PETRUSHANSKY, CPA, PC

1400 AVENUE Z, SUITE 507
BROOKLYN, NY 11235
(718) 621-0803 - TEL.
(212) 225-8994 – FAX
WWW.NYCCPAFIRM.COM

May 24, 2018

Board of Director of EVARIANS, INC

We have reviewed the accompanying financial statements of EVARIANS, INC.("the Company"), a Delaware Corporation which comprise the Balance Sheet as of 4/25/2018 ("inception"), and the related statements of operations, stockholders' equity and cash flows for Inception and the related notes to the financial statements. A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due from fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that that might be necessary should the Company may be unable to continue as a going concern. Out conclusion is not modified with respect to that matter.

Michael Petrushansky, CPA

1

EVARIANS, INC
BALANCE SHEET
(Unaudited)

ASSETS		April 25, 2018
Current assets:		
Cash	$	20,700.00
TOTAL ASSETS	$	-

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:	$	-
Accounts Payable	$	-
Long-Term liabilities:		
Promissory Notes	$	20,700.00
TOTAL LIABILITIES	$	20,700.00
Commitmens and Contingencies (note 3)		-

STOCKHOLDERS' EQUITY

Class A Common Stock, $0.0001, par value, 6,000,000 shares authorized, 1,000,000 shares issued and outstanding		100
Class B Common Stock, $0.0001, par value, 4,000,000 shares authorized, 0 shares issued and outstanding		
Subscription Receivable		-100
Retained Earnings	$	-
STOCKHOLDERS' EQUITY	$	-
TOTAL LIBILITIES AND EQUITY	$	20,700.00

See Accountant's Report and Notes to Financial Statements, attached

EVARIANS, INC
STATEMENT OF OPERATIONS
(Unaudited)

	April 25, 2018
Revenues	
Operating Expenses-	
General and Administrative	$ -
Total Operating Expenses	-
Net Income	$ -

EVARIANS, INC
STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

	Class A Common Stock		Class B Common Stock		Subscription Receivables	Retained Earnings	Stockholders' Equity
	Shares	Amount	Shares	Amount			
April 25, 2018		$	-	-	-	-	-
Issuance of Founders Shares	1,000,000	100	-	-	(100.00)	-	-
Net Income	1,000,000	$ 100	-	-	(100.00)	-	-

See Accountant's Report and Notes to Financial Statements, attached

EVARIANS, INC
STATEMENT OF CASH FLOWS
(Unaudited)

	April 25, 2018
Cash Flows from Operating Activity	
Net Income	$ -
Net Cash Used in Operating Activities	$ -
Increase in Cash and Cash Equivalents	
Cash and Cash Equivalents, Beginning of Period	$ -
Cash and Cash Equivalents, End of Period	-
Supplimental Disclosure of ash Flow Information:	
Cash Paid for Interest	-
Cash Paid for income Taxes	-
Non Cash Investing and Financing Activities:	
Subscription Receivable	$ 100

See Accountant's Report and Notes to Financial Statements, attached

EVARIANS, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND EXPENSES

Evarians, Inc was incorporated on April 25, 2018 (“Inception”) in the State of Delaware. The financial statements of Evarians, Inc (which, may be referred to as the “Company”, “we”, “us,” or “our) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP). The Company’s headquarters are located in Wilmington, Delaware.

The Company is engaged in technology and travel related services.

Going Concern and Management’s Plans

We will rely on advances from our founders and other financings to operate in the Company’s early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These maters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowd funding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICAT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP required management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides ad established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market date obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions

about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair- value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 24, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their face values.

Risks and Uncertainties

The Company has only recently been formed, has not commenced operations and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

There are three outstanding promissory notes to three individuals who have loaned the funds, in the aggregate principal amount of $20,700, which are interest free and are due and payable upon demand any time after June 28, 2020.

The Company is currently not involved with or knows of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Class A Common Stock

We have authorized the issuance 6,000,000 shares of our Class A common stock with $0.0001 par value. At inception, the Company has issued 1,000,000 shares of Class A common stock to its founders for a subscription receivable of $100. These shares have one vote for each Class A share held.

Class B Common Stock

We have authorized the issuance 4,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated events from April 24, 2014 through August 3, 2018, the date the financial statements were issued. There were no subsequent events that need disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Evarians Inc. is pending **StartEngine Approval.**

0

Investors

$0.00

Raised of $10K - $107K goal



Evarians Inc.
Blockchain A.I Travel App

● Small OPO   🏠 San Francisco, CA   🏷 Hospitality
📍 Accepting International Investment

▶ PLAY VIDEO

Overview   Team   Terms   Updates   Comments   **Share**

We plan to have the World's First Artificially Intelligent Travel Management Experience On The Blockchain



Invest In JustEva by Evarians Inc.

JustEva plans to use integrated AI technology, coupled with the blockchain, to create a seamless all-in-one global travel experience by 2020.

EVA, the character behind JustEva, will become, as far as we know, the world's first virtual travel agent that speaks and listens to you. She will guide users and service providers as they use our secure JustEva platform to schedule their travels including flights, hotels, ride-sharing, car rentals, and even events. Eva will assist with check in and check out processes, and use her high-level learning technology to make recommendations based on the users' specific preference and travel history. Still under development, the prototype of the app is available and has been tested. By mid 2020, we expect to have the app and platform fully developed and functioning along. Our car-share section of the app has been developed 80% and the map feature will be updated to enhance the inside structure and implement two different mapping systems, GPS & VPS.

"Since the emergence of intelligent machines, big companies like Amazon and Apple have joined the bandwagon and launched Watson, Alexa, Siri, and google AI respectively. As a visionary, I have the same idea.

I have been in the transportation industry for more than twenty years and I know the ins and outs of this business from operations to technical support and all the know-hows. I have a support team which consists of very loyal and dedicated people who are more than willing to share their expertise for the success of this company. I have hand-picked each person in my leadership team. Given all these factors, I'm positive I can achieve my vision.

I have thought of this idea even three years before ridesharing became a big bang but unfortunately, due to lack of funding, expensive infrastructure, and high operation costs, my idea did not materialize into a reality. I can also say that during that time, I was not psychologically, emotionally, and technically ready. But now, I can say otherwise.

With the emergence of intelligent machines and making use of this technology in transportation and travel services, it will help my company have advanced platform bringing forth competitive advantage."



Billy
CEO and Founder

Eva Budg...   EVA SUV   Eva Black   Eva Pink   Ev.

Speech recognition started

BOOK   ATER

^Image is computer generated, final product may vary

Development Stage

Our product is currently in development, with the app being functional with updates to the map in development. Our A.I integration and flowchart is still in the development stage, with plans of being fully built out by 2020. We are conducting research and testing on our token development, and we will begin creating the tokens in 2020.

The Offering

Investment

$1.00/ share of Class B Non-Voting Common Stock. | When you invest you are betting the company's future value will exceed $5M.



These Offerings are eligible for the StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

We plan on creating the world's first intelligent, easy-to-use, fully integrated travel management system on the blockchain in a simple "one-click-does-it-all" application. -Billy, CEO and Founder

Meet EVA

Our artificial technology masterpiece, EVA, will learn your likes and dislikes. She'll take note of your habits, suggest travel destinations, and even give helpful travel tips! She'll hail your ride the minute you get off a plane. Each and every interaction will be entirely based on blockchain for your security.

"I love the voice, it's really calming. It's not too robotic, or artificial." - Billy, CEO and Founder

A Voice Activated Travel System

We've created a voice-activated, ride-hailing platform; our app will be available on both Apple's App Store and Google Play Store. Now, we're raising funds for development and improvement. We plan on offering ultimate security and Tokens which will be available for our users and drivers.

In our ecosystem, every JustEva user will create a profile to utilize the services. These profiles will be saved onto a decentralized database through which EVA may touch base with other parties to arrange travels. This way, EVA will be able to call car rentals, book flights, and hotels, and learn our users' preferences. Evacoin, our anticipated token, will be available for exchange, allowing our users the opportunity to purchase them.

EVA Saves Users Money

JustEva will be based entirely on the blockchain; however, users will be able to use any method of payment they like such as cash or credit card. We'll simply convert the transaction into tokens afterwards. Currently still in research mode, we plan to have JustEva built out on the blockchain by 2020.

Riders and Drivers will be rewarded for using our service: for every $20 a rider spends, they'll be given the equivalent of $1 in tokens back. And for every $20 a driver earns, they'll be given $1 in tokens back.









Why The Blockchain?

We believe that Blockchain technology and tokens provide a safer platform for transactions, and a more transparent mode of business practice – with a de-cluttered logistical process and a great opportunity for wealth distribution. Plus, we'll be able to save users money by cutting out the middleman.

The Transportation Market

Our founder is intimately familiar with the ins and outs of the near $7T transportation market. Billy has spent over 21 years in the travel and hospitality industry, working with high-end clients and managing other service professionals in hotels. He's also owned limousine companies, giving him efficient experience with ground transportation. With a unique view of the service providers' world, as well as the mind of users, we believe that Billy is uniquely equipped to take on an all-in-one company such as this.

We're approaching the problems of global travel from a unique and new angle using cutting-edge technology with one easy-to-use, web-based and mobile application which we plan to run on the blockchain using smart contracts, AI, and emerging tech.

Invest In JustEva

We have a ride-hailing app in Beta form on the verge of a release, and we believe we're about to the change the game of global transportation. Once we launch, we'll start in the key markets of SF, LA, and Mumbai. We've got an amazing team of marketers, social media content creators, and experts in the field of blockchain ICO's plus other related fields and our amazing team is still growing! We'll upgrade JustEva, develop partnerships with service providers, and hit the ground running, making the market aware of this amazing new technology. Join us in making, to our knowledge, the first ever intelligent and easy-to-use integrated travel system to change the way people travel!

Core Team Is Built And Running

The idea came to the founder in March 2016 and the start of forming the team was on mid-2017 and early 2018.

March 2017

December 2017

Evarians Inc. is registered in Delaware, US

April 2018

July 2018

Startengine Campaign is a Success! (Anticipated)

August 2018

December 2018

Development of ride-hailing platform and travel booking platform (Anticipated)

January 2019

February 2019

We'll Upgrade EVA's Voice & AI (Anticipated)

February 2019

February 2019

Develop and implement a marketing plan – create referral reward systems (Anticipated)

March 2019

January 2020

Ride Hailing
App in Beta
Form

EVARIANS
Launches on
StartEngine
(Anticipated)

Now YOU can own a
part of our company!

Test JustEva
app
(Anticipated)

Creation of
Evatoken
(Anticipated)

Introduce
JustEva to the
public, launch
in the San
Francisco Bay
Area and
Mumbai
(Anticipated)

JustEva
becomes one of
the first travel
platforms using
blockchain & AI
technology
(Anticipated)

Meet Our Team



Billy Alabsi

CEO, Founder, Director

*Billy boasts 21+ years in the transportation and
hospitality industries in management and business ops.
Billy's also run several successful businesses and made
his first fortune in Real Estate Investment. He is a driven
entrepreneur who knows how to build strong teams and
strong products. He sees business as his platform for
building a better community and a sharing economy for
the other 99%. Billy has been the owner of Translinks, a
car service company where he has been working, and
continues to work as his primary job since 2013. He
spends 20 hours a week serving as CEO of Evarians since
its incorporation in April 2018.*











Yury Vasilyev

Financial & Legal Adviser

*Yury has a PHD in Mathematics, he has
spent 20+ years in the international
arena assisting with legal, crowdfunding
and venture capital, as well as his expert
knowledge of blockchain and its
mathematical correspondence.*

Sohail Ahmad

Technical Adviser

*With 27 years in the tech industry and a
master degree in computer science,
Sohail also has 10 years in the
crypto/blockchain industry and provides
invaluable insight and leadership to
Evarians' leadership and development as
a top performing New Tech company.*

Ibraham Bafakih

Transportation Operator

*Ibrahim has spent more than 10 years in
the transportation and hospitality
management industry. His seasoned
leadership has already proven valuable
in the creation of the Company's ride-
sharing platform as well as service
provider relations. He has truly walked in
the shoes of those whom we want to
share our company with.*

Alexa Peterson

Corporate Group Coordinator

*A blockchain enthusiast and a great help
to our media and communications dept.
Alexa is a true team player and has
unique social skills and customer service
experience which make her a great asset
to the company to manage events, greet
investors, and she will supervise the US
and international call centers.*











Gautam A

Developer

A results-driven professional offering a progressive, ten-year career in information technology. Expertly manages operations, diligently troubleshoots issues to identify root causes and prevent recurrence, with a history of implementing new procedures and technologies to strengthen operational efficiency, and control costs.



Peter Campbell

Creative Content Developer

Pete is specialized in writing and directing, he also has extensive background in Audio Production. His first role with JustEva will be as the producer of their upcoming podcast.



Vanessa Restrepo

Graphic Designer

Vanessa has a considerable experience in branding, layout, color and typography for both digital and print media. She has worked for over 20 years creating brochures for countless websites along with branding materials to meet companies' promotional needs. Along with her years in graphic design, Vanessa also was a designer of handbags and an owner of a boutique. Her passion is to create, design, make eyes laugh, and hearts to feel. While she is new to the Blockchain world, she is a firm believer in the groundbreaking industry and eager to promote it through design.



Naviin Kapoor

Blockchain & ICO Consultant

Naviin is a business transformation leader with more than eleven years of experience in project management and business analysis and more than two years of experience in ethereum, bitcoin, hyper ledger, EOS, consensus protocol and shared ledger technology. He has also worked on various banking projects and attained various industry certifications such as PMP, CBAP, ITIL, PSM 1 & CSM.



Ola Dahab

Web Content Writer

Ola launched her writing career as a scriptwriter but quickly became fascinated with technology and discoveries such as Blockchain technology and Artificial Intelligence. And so, she is currently specialized in technical writing, focusing on B2B and B2C innovative software solutions. She has managed multiple active blogs for lead businesses throughout the US and has experience in writing for local and international companies worldwide.



Nilalyn Montana

Asia-Pacific Regional Operator

A highly motivated trainer with experience in training small and large groups. She has 10 years of experience in the BPO industry handling US financial accounts ranging from mortgages to credit cards. Nilalyn has extensive experience in customer service as well as coaching and counseling. Working on learning more about how new technologies such as Blockchain can revolutionize industries like finance, transportation, and travel.

Offering Summary

Maximum 1,070,000 shares* of Class B Non-Voting Common Stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of Class B Non-Voting Common Stock ($10,000)

Company	Evarians, Inc.
Corporate Address	1045 Mission St., #211 San Francisco, CA 94103
Description of Business	Artificially Intelligent Travel Management Experience on the Blockchain
Type of Security Offered	Class B Non-Voting Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Evarians will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings


SHOW MORE


Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


Updates

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VIDEO TRANSCRIPT (Exhibit D)

LIVE ACTION JUSTEVA SPOT

What if travel could be cutting edge?

Phone insert "Hi I'm Eva, where would you like to go?"

JustEva is built upon blockchain technology keeping all your data secure.

With our AI software: JustEva will be the smarter way to ride.

Learning your preferences, your locations, and even your voice.

Life can be crazy. And when it is, we want to help with those most important things.

With deeply vetted chauffeurs, JustEva will also provide ground transportation for kids.

Stream the ride at anytime, with our on board cameras. JustEva is the car service you can trust.

With the industry's best profit sharing plan, both the driver and user earn tokens to use in the system or cash out. .... Our drivers have a vested interest in keeping you safe.

As we grow, JustEva will expand our services beyond ridesharing, and assist you in booking your other travel needs, like airfare and hotels.

What if traveling already is cutting edge?

JustEva Travel Simple!

(text at bottom of screen JustEva by Evarians Inc.)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "EVARIANS, INC.", FILED IN
THIS OFFICE ON THE TENTH DAY OF JULY, A.D. 2018, AT 6:53
O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6859787 8100

SR# 20185594375

Authentication: 203048575

Date: 07-11-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:53 PM 07/10/2018
FILED 06:53 PM 07/10/2018
SR 20185594375 - File Number 6859787

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
EVARIANS, INC.**

Evarians, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on April, 25, 2018. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Evarians, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street – Corporation Trust Center, New Castle County, Wilmington, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock, consisting of: (i) Six Million (6,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Four Million (4,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no

voting rights. Each share of common stock outstanding as of the date hereof, shall convert into one share of Class A Voting Common Stock.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
LegalZoom,com, Inc.	101 N. Brand Blvd., 11th Floor Glendale, CA. 91203

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of June 28, 2018.

DocuSigned by:

Billy Alabsi
6D64CD019BE648D...

Billy Alabsi, CEO